Exhibit 6.4

MURPHY BUSINESS OF MINNESOTA, LLC

LETTER OF INTENT FOR ASSET PURCHASE

Date: December 19, 2022

HIMALAYA TECHNOLOGIES, INC. (herein referred to as “Buyer”) and BUSINESS MEDIA SOLUTIONS INC (herein referred to as “Seller”) hereby execute this Letter of Intent solely to set forth the terms upon which, Seller may sell and Buyer may purchase, the business known as: RUSSELL ASSOCIATES located at 229 S MAIN ST, LE SUEUR, in

LE SUEUR County, MINNESOTA (the “Acquisition”) including certain assets, including all furniture, fixtures, equipment, inventory, accounts receivable (where applicable), goodwill, and general intangibles, (the tangible assets are set forth in Schedule “A”) pursuant to the terms and conditions of a to be executed Standard Asset Purchase Contract and Receipt and any addendums or amendments (“Contract”).

$	______	A. Earnest Money Deposit received. All Deposits to be held by Milan Group (hereinafter referred to as “Broker/Escrow Agent”). All parties acknowledge that all funds are subject to collection and that funds will not be disbursed until they are collected. All funds will be held in a non-interest-bearing account.

$	______	B. As deposit upon acceptance of this offer by Seller, to be received in the form of a check. Deposits to be held by Milan Group (hereinafter referred to as “Broker/Escrow Agent”.) Seller and Buyer acknowledge that checks accepted by Broker and/or Escrow Agent are subject to collection. Escrow funds will not be disbursed until they have been cleared by said bank. Escrow accounts will not bear interest.

	$120 000	C. Cashier’s Check or Wire payable to Closing Agent at or before Closing.

	$145 000	D. Promissory Note, as set out in Paragraph 4, made in favor of and to be delivered to Seller at Closing payable in 2 payments, one January 15th 2023 for $70,000 and one January 1 st, 2024 for $75,000.

	$15 000	E. Performance earnout to be defined per Contingency Item 45.B on page 7.

	$280,000	PURCHASE PRICE TOTAL

The unpaid balance of any promissory note or other deferred indebtedness to be assumed by Buyer and mentioned above is approximate. Any adjustments thereto shall be made to the cash portion provided at Closing.

IT IS HEREBY AGREED THAT:

1. NONBINDING LETTER OF INTENT: While this LOI is not a binding agreement, it outlines the preliminary terms of the Acquisition and transactions contemplated herein. This LOI is intended to serve as an outline of the proposed principal terms and conditions regarding the Acquisition, and is subject to the execution and closing of the Contract. The parties recognize that there are other terms and conditions that have yet to be addressed, but the Parties agree to work together in good faith to address these issues and to complete a Contract that is acceptable to both parties as soon as possible. This LOI superseded all written agreements between the parties whether, binding or nonbinding, and now comprises the entire relationship between the parties.

2. CLOSING DATE: The undersigned hereby agree to execute any and all documents necessary to close this transaction including but not limited to the Contract. The Closing Date for this sale shall be on or before JANUARY 15,2023. Any extension of this Closing Date must be in writing and signed by Buyer and Seller.

3. CLOSING AGENT, COSTS AND PRORATIONS: The parties hereby appoint MATT JOHNSON WITH ROCHESTER BUSINESS LAW as Closing Agent to receive, deposit and distribute funds for the parties as set forth in this Contract. The parties agree that the Closing Agent shall prepare and obtain escrow instructions, closing documents and instruments evidencing the terms and conditions of this transaction as are required for the closing and conduct the closing and provide for recording of the documents. Buyer and Seller agree to execute said documents as are reasonably requested by the Closing Agent and each is to pay one-half (1/2) of Closing Agent’s fees and Closing Agent’s expenses. In the absence of any agreement, between the parties, closing expenses such as judgment and lien searches, documentary stamp taxes and the recording of UCC-1 financing statements in County and State records will be allocated according to local custom. Documentary stamps, intangible tax, recording of the UCC-l’sand any other fees related to Buyers financing of the transaction shall be paid by the Buyer. Such expenses shall include a judgment and lien search, documentary stamp taxes and the recording ofUCC-1 financing statements in County and State records. Such closing documents shall include Seller(s) and Buyer(s) Affidavits, Closing Agreement, Bill of Sale, Promissory Notes, Security Agreement, Closing Statements, and other documents as may be necessary, in the opinion of the Closing Agent, to effectuate the transaction. The parties agree that the Closing Agent shall not be representing either Seller or Buyer. All transferable taxes, insurance, licenses, rents, utilities and any other customarily prorated items shall be prorated as of the date of Closing.

4. PROMISSORY NOTE AND SECURITY AGREEMENT: At the time of Closing, Buyer shall execute in favor of the Seller a Promissory Note as set forth in paragraph E above, personally guaranteed by the Buyer(s). Buyer shall execute a Security Agreement giving Seller a lien against all assets purchased hereunder until the indebtedness is paid in full. Payment in full shall be due if any of the secured assets are sold to a third party other than in the ordinary course of business. The Security Agreement shall be subordinate to any existing liens described herein and shall contain the right of the Seller to obtain, if the Note is in default, a court appointed receiver to preserve the business assets. Further, Buyer shall execute UCC-1 forms which shall be recorded in the State of MINNESOTA public records, as per the Uniform Commercial Code. The collateral for the Security Agreement and Note shall be the following:

a) All furniture, fixtures and equipment listed in Schedule “A”, together with all substitutions and replacements, as well as the product inventory of the Business, Accounts Receivable and all records as a going concern.

b) A collateral assignment of the Lease Agreement as consented to by the Landlord, if required, indicating that a default in either the Note or the Lease Agreement by Buyer shall constitute a default in both, giving the Seller, at Seller’s option, the right to assume the Lease Agreement, re-enter the premises and take control of the Business.

c) Allocation of Sales Price. FOR IRS SALES REPORTING PURPOSES, THE ALLOCATION OF THIS PURCHASE PRICE SHALL BE AS FOLLOWS:

EQUIPMENT:	$15,000
NON-COMPETE:	$5,000
GOODWILL:	$260,000
TOTAL:	$280,000

5. BILL OF SALE: Seller shall deliver to Buyer at the Closing an Absolute Bill of Sale for all of the assets to be purchased pursuant to this Contract to include but not limited to all furniture, fixtures and equipment, and other personal property included in this sale, as per the Schedule “A” list attached hereto. Seller warrants that it has good and marketable title to the assets transferred by the Bill of Sale, free and clear of all liens and encumbrances, except any liens or encumbrances specifically set forth on the Bill of Sale.

6. ACCOUNTS RECEIVABLE: The accounts receivable of the Business for work done or goods sold prior to and including the date of Closing (hereinafter, Seller’s Accounts Receivable) shall remain the property of Seller. Buyer will forward to Seller payments received by Buyer with respect to Seller’s Accounts Receivable, and will cooperate with Seller in providing all correspondence or other documents received by Buyer with respect to Seller’s Accounts Receivable and will otherwise cooperate with Seller to enable Seller to collect Seller’s Accounts Receivable.

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7. WARRANTY: Seller warrants that all outstanding liabilities of the Business, except as specifically set forth herein, shall be paid in full on or before the Closing of this sale, and that Buyer shall receive the assets of the Business free and clear of any encumbrances other than the security interest which may be created pursuant to the terms of this transaction.

8. INDEMNIFICATION AND RIGHT OF SET-OFF: Seller indemnifies Buyer and shall hold Buyer harmless from any and all debts, claims, actions, losses, damages and attorney’s fees, existing or that may arise from or be related to Seller’s operation and ownership of the Business, except any liabilities assumed by Buyer hereunder. In the event Buyer should become aware of any such claim against the Business not disclosed by Seller prior to Closing, Buyer shall promptly notify Seller, in writing, of such claim. In the event Seller does not satisfy said claim or said claim is not disputed within ten (10) days from the receipt of such notice, Buyer may, at its sole discretion, pay such claim and receive full credit against the next payment(s) due under any Promissory Note” owed to Seller under this Contract; and this right of set-off shall be incorporated into any “Promissory Note.” In the event of a cash sale, or wholly third- party financing, the parties agree that the Closing Agent shall retain $0 from the Seller’s closing proceeds for a period of NO days to secure the Seller’s indemnification responsibilities as provided for herein.

9. ACCOUNTS PAYABLE: All accounts payable accruing up to and including the date of the Closing shall remain the responsibility of Seller. Immediately from and after the Closing, all incurred accounts payable shall be the sole responsibility of Buyer.

10. INVENTORY OF GOODS: It is agreed that, included in the Purchase Price, the inventory at Closing of marketable goods at Seller’s cost shall be TO BE DETERMINED. An itemized physical count of these goods held for resale shall be taken by Buyer and Seller prior to the Closing and an increase or decrease as compared to this cost shall adjust the total purchase price. Where applicable, an increase shall be added to the Promissory Note owed to Seller and a decrease shall reduce the cash down payment from Buyer.

11. COVENANT NOT TO COMPETE: Seller, including all officers, directors and shareholders of Seller if Seller is a corporation, will not directly or indirectly engage in or become interested in a similar business or any business or activity incidental to the business being purchased or become the agent or employee of any competitor of Buyer, or in any other way compete with Buyer, other than employment of the Seller by the Buyer at the Business, within an area encompassing a radius of TWO HUNDERED FIFTY (250) miles from the location of the Business for a period of THREE (3) years from the Closing Date. Seller acknowledges that any remedy at law for breach of this covenant would be inadequate and that Buyer will be entitled to injunctive relief to enforce this Section, in addition to any other legal remedies available to Buyer for such breach of this Section. Seller acknowledges that the area covered by the covenant not to compete, and the nature and duration of the restrictions in this Section, are reasonable and necessary for the proper protection of Buyer. If any part of this Section is invalidated, the remainder of this Section will nevertheless continue to be valid and enforceable. If anyone successfully contests the validity or enforceability of this Section in its present form predicated upon the duration or area of coverage, this provision will not be deemed invalid or unenforceable, but will instead be deemed modified, so as to be valid and enforceable, to provide coverage for the maximum duration that any Court of competent jurisdiction will deem reasonable, necessary and equitable.

12. FINANCIAL INFORMATION: Seller represents and warrants that the financial information supplied to Buyer by Seller is true and correct and is a fair and accurate representation of the financial condition and results of operation of the Business. From the date of execution of this LOI Buyer shall, at its option, have five (5) business days to request, in writing, any financial information of Seller necessary to verify the financial condition of the Business and the information supplied by Seller to Buyer. Buyer shall have seven (7) business days after receipt of said additional information to verify the information. Buyer, in its sole discretion, may cancel this contract by written notice to Seller and Broker within the 7-day period set forth above after receipt of the financial information. Buyer’s failure to notify Seller and Broker within the time specified, shall constitute Buyer’s absolute waiver of this provision.

13. BUYER’S ACKNOWLEDGMENT: Buyer hereby acknowledges that Buyer is relying solely on Buyer’s own inspection of the Business and the representations of Seller regarding the prior Business operating history, the value of the assets being purchased and all other material facts. Broker(s) neither represented nor warranted the accuracy of any facts, figures, books, records, memoranda, financial information or data, of any kind, concerning the operations of Seller. Broker has not conducted any independent investigation whatsoever of the Business and the information provided by Seller to Broker. Moreover, Buyer acknowledges that Broker has not verified any of the representations made by Seller.

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14. SELLER’S ACKNOWLEDGMENT: Seller acknowledges that Broker made no representations concerning the creditworthiness, integrity or ability of Buyer to complete this transaction. Seller has relied solely on Buyer’s representations with respect thereto. Seller acknowledges that the Broker has performed all its duties pursuant to the listing agreement and has earned its compensation as set forth therein. The seller agrees that the name of the seller, the seller’s gross revenues for 2020, 2021, and YTD 2022, and the seller’s EBITDA for those same periods, may be disclosed with a sec form 1-A that has been reviewed and approved in writing by seller.

15. LITIGATION: Except as noted herein, Seller represents and warrants that there are no judgments, liens, actions, arbitrations, decrees, investigations or proceedings pending or threatened before any court or before any federal, state, municipal or other governmental body, commission or agency against Seller or relating to the Business, its properties or business activity,

16. DEFAULT: If Buyer fails to perform this Contract within the time specified herein, including the payment of all deposits, the deposits paid by Buyer may be retained by Seller as liquidated damages and full settlement of any claims or the Seller may proceed in equity to enforce the Contract; the deposits if and when paid shall comprise the only damages available to Seller. If Seller chooses to receive all deposits as liquidated damages, the Seller agrees to disburse half of the deposits to the Broker(s) involved. The “listing agreement” between Seller and Broker shall continue in full force and effect. In the event Seller shall default by failing to perform any of the covenants contained in this Contract, or fails to provide information specified herein within five (5) days after a written request from Buyer to do so, or to otherwise close according to the terms and conditions of this Contract, Buyer may seek specific performance or telminate this Contract and receive the return of Buyers escrow deposit, as well as seek reimbursement for any and all reasonable legal and accounting fees and other costs incidental to inspecting the Business. Regardless of whether Seller or Buyer should default under this Contract, Broker’s compensation shall be due and payable upon demand.

17. CONDITION OF EQUIPMENT: All furniture, fixtures and equipment, and other personal property included in this sale, as set forth on Schedule “A”, are being purchased on an “AS IS” basis, without warranties of its merchantability or fitness for any particular purpose. However, at the time of Closing, all equipment shall be in working condition. It is the Buyers sole responsibility to inspect the equipment prior to Closing to determine that the equipment is in working condition.

18. LOSS OR DAMAGE: In the event there is any loss or damage to the Business premises or any of the assets, improvements, systems or equipment included in this sale at any time prior to Closing, the risk of loss shall be upon Seller. Immediately from and after Closing, all risk of loss or damage shall be upon Buyer.

19. BUSINESS DEPOSITS: Any and all amounts currently on deposit for the benefit of the Business for utility services, leases, insurance, etc., are and shall remain the sole property of Seller and are not included as part of the Purchase Price. Buyer shall, as of the date of Closing, deposit such monetary amounts as is necessary to continue the operation of the Business or the Seller shall receive a credit for such deposits at Closing.

20. OPERATION OF THE BUSINESS BEFORE CLOSING: Seller hereby agrees, from the date of execution of this contract to the date of Closing, to cany on the business activities and operations of the Business diligently and in substantially the same manner as has been customary in the past, and Seller shall not remove any items, with the exception of product inventory sold in the normal course of business.

21. BUSINESS TELEPHONE: Seller agrees to transfer to Buyer at Closing, and Buyer agrees to accept all of Seller’s right, title, interest and responsibility for the Business telephone number(s), yellow page advertisements and any other advertising that refers to said telephone number(s).

22. BUSINESS MAIL: After Closing, Seller agrees that all mail it receives relating to the Business, shall be immediately forwarded to Buyer, and Buyer agrees to immediately forward to Seller any personal mail of Seller.

23. BUSINESS RECORDS: At Closing, Seller shall deliver copies of all customer accounts, records, and any other documents pertinent to the operation of the Business which Seller has in its possession. Such records shall include copies of those documents necessary to conduct business with suppliers and customers of the Business.

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24. USINESS PREMISES: Until Closing, Seller agrees to maintain the Business premises, including heating, cooling, plumbing and electrical systems and built-in fixtures, together with all other equipment and assets included in this sale, in good working order and to deliver the premises in a clean and orderly condition.

25. LICENSES AND PERMITS: Unless otherwise specified herein, Seller agrees to cooperate with Buyer in obtaining, at Buyer’s expense, any licenses, permits, approvals or certificates necessary for the continued operation of the Business. At closing, Seller warrants that to the best of its knowledge the Business and premises are in compliance with all government regulations as to health, fire, zoning and other licensing laws. Seller shall bear the cost of repairs and/or alterations which are or may be required to allow Buyer to operate the Business in a lawful manner.

26. FAMILIARIZATION: Seller and/or JERRY VAN OORT agrees to spend, at no cost to Buyer, a period of TEN (10) days, during normal business hours exclusive of holidays and Sundays from the Closing Date, to assist Buyer and employees in the orderly transfer of the Business.

27. BUSINESS TRADE NAME: Seller hereby grants Buyer, effective with the Closing of this sale, any and all rights held by Seller in the trade name, “RUSSELL ASSOCIATES” and any variations thereof. Seller hereby waives any rights thereto, and shall not directly or indirectly, after Closing, make use of such name. If the corporate and business trade names of the Seller are the same or similar, the Seller shall be obligated to change its corporate name to a name unrelated to the Business name within 90 days from the date of Closing.

28. LEASE OF PREMISES: Within seven (7) days after the satisfaction of all contingencies, but not less than ten (10) days prior to the date of Closing, Seller shall execute an assignment for the lease on the Business premises with the Landlord’s written consent. The Buyer shall assume the lease at Closing. This contract shall be subject to such consent where consent is required. Alternatively, at Buyer’s option, Seller shall assist Buyer, within the time constraints set out above, to obtain new lease on substantially the same terms and conditions as the existing lease, to be effective as of the Closing Date.

29. INCORPORATION BY BUYER: It is acknowledged and agreed that Buyer may elect to incorporate. In such event, the Buyer shall assign this Contract to the newly formed corporation. Buyer shall cause the corporation to ratify and adopt the terms and conditions of this Contract. The original Buyer shall continue to be personally liable for the performance of the terms, covenants and conditions herein. In the event the Buyer is a corporation, the signatory to this Agreement shall, in addition to the corporation, be personally liable for the performance of the terms, conditions and covenants contained herein.

30. PRE-CLOSING COVENANTS: Buyer and Seller agree not to disclose to any third party the terms and conditions of this transaction prior to the date of Closing, except to the party’s attomeys, accountants or other professional advisors. Buyer further agrees not to visit the business premises prior to Closing, discuss the pending sale, contact employees, vendors or customers, without Seller’s approval.

3I. AUTHORITY: The undersigned have the full authority to enter into this Contract and to conclude the transaction described herein. This Agreement has been duly authorized, executed a d delivered by Seller and Buyer and constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms. The execution, delivery and performance of this Agreement by Seller and Buyer wrn not constitute a violation of its Certificate of Incorporation or its By-Laws or any other third party agreement.

32. GOVERNING LAW: This Contract shall be governed by the laws of the state of Minnesota. The parties hereby consent to personal jurisdiction and venue, for any action arising out of a breach or threatened breach of this Agreement in the Circuit Court in and for Le Sueur County, Minnesota. The parties hereby agree that any controversy which may arise under this Agreement would involve complicated and difficult factual and legal issues. Therefore, any action brought by either -party, alone or in combination with others, whether arising out of this Agreement or otherwise, shall be dete1mined by a Judge sitting without a jury. A breach of this Agreement shall result in the prevailing party being entitled to receive from the other party all of its reasonable attorney’s fees, costs, and expenses incurred at both the trial and appellate levels.

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33. ESCROW DISPUTES: In the event of a dispute at any time among Buyer, Seller and/or Broker which may involve funds held in escrow by Broker and/or Escrow Agent, all parties shall agres to be bound under the terms of Paragraph 32 hereinabove. Broker and/or Escrow Agent may hold such funds in escrow until such time as the parties have either resolved the dispute or submitted it to resolution through mediation, arbitration, or otherwise. However, if Broker is holding an escrow, the Broker shall nonetheless notify the Minnesota Real Estate Commission of such escrow dispute. The Escrow Agent shall be under no responsibility in respect to the Escrow Funds deposited with it other than faithfully to follow the instructions herein contained. The Escrow Agent may advise with counsel and shall be fully protected in any actions taken in good faith, in accordance with such advice. The Escrow Agent shall not be required to institute legal proceedings of any kind and shall be fully protected in acting in accordance with any written instructions given to the Escrow Agent hereunder and believed by the Escrow Agent to have been signed by the proper parties. The Escrow Agent assumes no liability under this Agreement except that of a stakeholder. If there is any dispute as to whether the Escrow Agent is obligated to deliver the Escrow Funds, or as to whom that sum is to be delivered, the Escrow Agent will not be obligated to make any delivery of said sum, but in such event may hold said sum until receipt by the Escrow Agent of any authorization in writing signed by all of the persons having an interest in such dispute, directing the disposition of said sum, or in the absence of such authorization, the Escrow Agent may hold the sum until the final determination of the rights of the parties in an appropriate proceeding. If such written authorization is not given, or proceedings for such determination are not begun and diligently continued, the Escrow Agent may, but is not required to, bring an appropriate action or proceeding for leave to deposit said sum in court, pending such determination.· In making delivery of the Escrow Funds in the manner provided for in this Agreement, the Escrow Agent shall have no further liability in the matter, and Seller and Buyer shall be jointly and severally liable for all of Escrow Agent’s costs and fees, to include without limitation attorney’s fees related to the performance of Escrow Agent’s duties hereunder.

34. WAIVER: No waiver of any provisions of this contract shall be effective unless it is in writing, signed by the party against whom it is asserted, and any such waiver shall only be applicable to the specific instance to which it relates and shall not be deemed to be a continuing waiver.

35. PARAGRAPH HEADLINES: Captions and paragraph headlines in this Contract are for convenience and reference only and do not define, describe, extend or limit the scope or intent of this contract or provision herein.

36. BINDING EFFECT: This contract shall bind and inure to the benefit of the successors, assigns, personal representatives, heirs and legatees of the parties hereto. The parties acknowledge that this Contract, including all covenants, representations, warranties and agreements, shall survive the Closing of this transaction.

37. ENTIRE AGREEMENT: Time is of the essence. This Purchase Contract and Receipt constitutes the entire agreement and under-standing of the parties and cannot be modified except in writing executed by all parties. All the terms, conditions, covenants and representations made herein shall survive the Closing of this transaction.

38. SEVERABILITY: In the event that any of the terms, conditions or covenants of this Contract are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions, or portions thereof, shall not be affected thereby and effect shall be given to the remaining provisions.

39. CONTRACT REVIEW: From the date of acceptance of this Contract, Buyer and Seller shall have five (5) business days from the date of the last party to execute the Contract to have this Contract including all addenda or amendments, reviewed by their respective attorneys for the sole purpose of verifying that the form and language used herein adequately protects their clients and to make any necessary language changes within such time. The substance and material tel1 as of this Contract shall remain unchanged.

40. TYPEWRITTEN OR HANDWRITTEN PROVISIONS: Typewritten or handwritten provisions inserted in this form and acknowledged by the parties by their initials shall control all printed provisions in conflict therewith.

41. BROKER: Broker shall be deemed to include any and all other brokers with whom Murphy Business of Minnesota, LLC is cooperating.

42. ENVIRONMENTAL: The parties acknowledge having been advised by the Broker that they are aware of the health, liability and economic impact of environmental matters relative to real estate transactions, which may include the sale of the Business or the lease of the premises where the Business is conducted. The Broker specifically affirms that it does not conduct, advise and/or have any knowledge of environmental matters, nor does it undertake or conduct analyses thereof. The parties are advised to retain qualified environmental professionals to determine if any hazardous toxic wastes, substances or other undesirable materials or conditions exist on the property and if so, whether any health danger or other liability exists and whether such substances may have been used during the construction or operation of the business or buildings, or may be present as a result of previous activities on property. Various laws and regulations have been enacted at the federal, state and local level dealing with the use, storage, handling, removal, transportation and disposal of toxic or hazardous wastes and substances. Depending upon past, current and proposed uses of this property, the parties acknowledge that it is prudent to retain an environmental expert to conduct a site investigation and/or building inspection. If hazardous or toxic substances exist or are contemplated to be used at the property, special governmental approvals or permits may be required. Further, the cost of removal and disposal of such materials may be substantial. Consequently, the assistance of legal and technical experts should be obtained where these substances are or may be present.

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43. TAX DISCLOSURE: Local statute governs the sales tax liability of parties involved in the sale or exchange of business assets. Broker discloses the existence of said statutory provision as well as the potential transferee liability purported to be created therein. However, Broker specifically disclaims any responsibility as to whether and/or to what extent said statutory provision is applicable to this transaction. Broker advises that the parties hereto seek the assistance of independent counsel. The parties acknowledge that they have been advised by the Broker to seek advice as to the allocation of the purchase price, as is required by law. Buyer and Seller acknowledge that certain Federal Income Tax and State of Minnesota laws and taxes may be applicable to this transaction.

44. REAL PROPERTY: If the sale of the business includes real property, the sale of the real property portion shall be in terms of the contract attached hereto and made a part hereof. The terms of the real estate contract shall relate only to the real property.

45. CONTINGENCIES:

None.

INSTRUCTIONS TO CLOSING AGENT: Both Seller and Buyer direct the Closing Agent to disburse at Closing the full amount of the brokerage fee specified in agreements with the parties and via any cooperative agreements between the brokers, unless such fees were retained from Escrow Funds or paid in advance in all or in part. For reference purposes, the participating licensees, their Agency Status and respective brokerage firms is printed below.

JACOB PETERSEN, NO AGENCY STATUS	JACOB PETERSEN, AGENT
Selling Agent (Print)	Listing Agent (Print)

MURPHY BUSINESS OF MN. LLC	MURPHY BUSINESS OF MN, LLC
Selling Firm	Listing Finn

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THIS IS A NONBINDING AGREEMENT, read it carefully. A facsimile copy of this document and signatures, shall be considered for all purposes as original.

DATED and RECEIVED on December 19, 2022

The undersigned Buyer expressly acknowledges fully reading, understanding and receiving a copy of this document.

Himalaya Technologies, Inc.	1 E Erie St, Ste 525 Unit #2420, Chicago, IL 60611

By:	CEO

By:	Vikram Grover	Phone:

By:	/s/ Vikram Grover who personally guarantees Buyer’s performance of this Agreement.

SELLER’S ACCEPTANCE: I/we accept the foregoing offer and agree to sell the above-described business and assets on the terms and conditions of the contract. Seller acknowledges fully reading, understanding and receiving a copy of this document.

DATED and ACCEPTED on

Business Media Solutions, Inc ______________________	229 S Main St., Le Sueur, MN 56058
SELLER:Printed Name

By Jerry Van Ort	Phone:

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